UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 000-50275

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

BCB Community Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, New Jersey 07002

BCB Community Bank 401(k) Plan Financial Statements and Supplementary Schedule - Modified Cash Basis December 31, 2014 and 2013

BCB Community Bank 401(k) Plan
Table of Contents
December 31, 2014 and 2013

   Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements - Modified Cash Basis

Statement of Net Assets Available for Benefits 2

Statement of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Supplementary Schedule - Modified Cash Basis

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) 12

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee and Participants
BCB Community Bank 401(k) Plan

We have audited the accompanying statement of net assets available for benefits – modified cash basis of the BCB Community Bank 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits – modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

The supplemental information in the accompanying schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

 In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/  Baker Tilly Virchow Krause, LLP

Clark, New Jersey
July 10, 2015

BCB Community Bank 401(k) Plan
Statement of Net Assets Available for Benefits - Modified Cash Basis
December 31, 2014 and 2013

	2014	2013

Assets
Investments, at fair value:
BCB Bancorp, Inc. - common stock	$ 674,904	$ 592,060
Pooled separate accounts	4,785,570	4,682,463

Total investments	5,460,474	5,274,523

Notes receivable from participants	277,451	161,476

Total assets	5,737,925	5,435,999

Liabilities	-	-

Net assets available for benefits	$ 5,737,925	$ 5,435,999

BCB Community Bank 401(k) Plan
Statement of Changes in Net Assets Available for Benefits - Modified Cash Basis
Years Ended December 31, 2014 and 2013

	2014	2013

Additions to Net Assets Attributed to
Investment Income:
Interest and dividends	$ 531,347	$ 292,310
Net appreciation in fair value of investments	(312,083)	706,418

Total investment income	219,264	998,728

Interest income on notes receivable from participants	5,883	5,631

Contributions:
Participant contributions	588,294	472,500
Employer contributions	310,887	243,751
Rollovers	810	102,007

Total contributions	899,991	818,258

Total additions	1,125,138	1,822,617

Deductions from Net Assets Attributed to
Benefits paid to participants	820,502	206,517
Administrative expenses	2,710	1,725

Total deductions	823,212	208,242

Net increase in net assets available for benefits	301,926	1,614,375

Net Assets Available for Benefits
Beginning of year	5,435,999	3,821,624

End of year	$ 5,737,925	$ 5,435,999

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2014 and 2013

1.	Description of the Plan

The following brief description of the provisions of the BCB Community Bank 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General

The Plan, which was established January 1, 2001 and restated July 2, 2010, is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. Employees are eligible to participate in the Plan following the completion of one year of service except those hired between September 1, 2014 through December 31, 2014, who are eligible to participate following completion of six months of service, as defined by the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective January 1, 2015, the Plan was further amended to allow employees to participate following one year of service.

Plan Sponsor

BCB Bancorp, Inc. (the "Company") is a New Jersey corporation, which is the holding company parent of BCB Community Bank located in Bayonne, New Jersey.

Participant Contributions

Participants may elect to contribute from 1% to 15% of their pretax compensation, in increments of 1% each Plan year, up to 25% effective September 1, 2014. Participant contributions were limited to $17,500 in 2014 and 2013. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions of $5,500 in 2014 and 2013. Participants may also make rollover contributions to the Plan.

Employer Contributions

The BCB Community Bank (the “Bank") provides a safe harbor matching contribution to meet certain nondiscrimination requirements. The safe harbor contribution matches employee contributions that do not exceed 3% of compensation for the Plan year plus another 50% of elective deferrals that exceed 3% of compensation for the Plan year, but do not exceed 5% of compensation. The Company may also make a profit sharing contribution to the Plan each year. To be eligible to receive the profit sharing contribution, certain requirements, which are stated in the Plan document, must be satisfied. There were no profit sharing contributions made to the Plan in 2014 and 2013.

Participant Accounts

All contributions are allowed at the direction of the participant into various investment options offered by the Plan. Each participant's account is credited with the participant's contributions and an allocation of the Bank’s contribution and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested balance in the participant's account. The value of participation accounts will fluctuate with the market values of the securities in which the accounts are invested.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2014 and 2013

Vesting

A participant has at all times, a vested and nonforfeitable right to the entire balance in his or her contribution and rollover contribution accounts. Each participant attains a vested and nonforfeitable right in the Bank’s profit sharing contributions according to the following schedule.

Years of Service	Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Vesting in the Bank’s safe harbor and any qualified matching contributions is 100% at the time the contribution is made.

A participant becomes 100% vested in profit sharing contributions upon death or disability.

Plan Sponsor Stock

Participants may invest in common stock of BCB Bancorp, Inc. (the "Stock") through a common stock fund beginning March 2010.

Benefit Distributions

On termination of service in the event of death, disability, retirement or other reasons, a participant or designated beneficiary in the event of death, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or a direct rollover to an eligible retirement plan including an individual retirement account or individual retirement annuity.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the vested balance in the participants’ account and bear interest at the rate designated by the Plan Administrator. Interest rates range from 3.25% to 8.00% as of December 31, 2014 and 2013.

Forfeitures

Forfeited balances of terminated participating non-vested accounts may be used to reduce future Bank contributions to the Plan. At December 31, 2014 and 2013 forfeited amounts were $0.  Forfeitures of $0 and $6 were used to reduce Bank contributions in 2014 and 2013, respectively.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2014 and 2013

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the modified cash basis of accounting. The investments are presented at fair value. Although not in accordance with accounting principles generally accepted in the United States of America (GAAP), this method of accounting is permitted under the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA and is a comprehensive basis of accounting other than GAAP in the United States of America. Therefore, certain additions and related assets are recognized when received rather than when earned and certain liabilities and expenses are recognized when paid rather than when the obligations are incurred.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for a discussion of fair value measurements.  The assets of the Plan are subject to market fluctuations which could affect balances available for benefits.

Interest and dividend income, capital gains and losses are recorded at the time the proceeds are received.

Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are valued at their outstanding principal balance.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the determination of the fair value of the Plan's assets. Actual results could differ from those estimates.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2014 and 2013

Benefit Payments

Benefit payments are recorded upon distribution.

Administrative Expenses

The Company intends to pay all of the administrative expenses of the Plan directly, but reserves the right to authorize such expenses be paid by the Plan. Any such payment of administrative expenses by the Plan will be allocated among the various investment funds in proportion to the fair value of the assets on the last valuation date and allocated to the various accounts in the same manner as a gain on investments.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07,  Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate New Asset Value per Share (or Its Equivalent) (“ASU 2015 -07”). ASU 2017-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification 820.  ASU 2015–07 is effective for the Plan for years beginning after December 15, 2015 (non-pubic- for years beginning after December 15, 2016) with early adoption permitted.  Management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

3.	Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan, at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as set forth in the Plan document.

4.	Related Party and Party-in-Interest Transactions

The Plan also owns shares of the common stock of the Company. The Plan permits that Bank matching contributions may be used to purchase common stock of the Company, and participants may also elect to invest in the Stock. These transactions qualify as related party and party-in-interest transactions. Total purchases related to the Stock at market value for 2014 and 2013 were approximately $143,000 and $40,000, respectively. Total sales related to the Stock at market value for 2014 and 2013 were approximately $12,200 and $12,000, respectively. No shares were released in connection with the payment of benefits in 2014 and 2013.

Certain of the Plan’s investments are managed by the trustee, and therefore, these transactions qualify as party-in-interest transactions.  Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statement of changes in net assets available for plan benefits as administrative expense. Fees for accounting and other administrative services are paid for by the Bank.

Certain administrative functions of the Plan are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2014 and 2013

5.	Investments

Investments representing 5% or more of the Plan’s assets are as follows:

2014	2013

Janus Balanced Inv Opt R	$	*	$297,016
The Hartford Capital Appreciation Inv Opt R3		653,400	816,146
Massachusetts Investors Trust Inv Opt R2		*	279,861
Janus Forty Inv Opt R		521,928	570,488
Nuveen Mid Cap Growth Opps Inv Opt R3		*	379,794
Massachusetts Mutual Retiresmart 2020		288,673	-
Company common stock fund		674,904	592,060

         * Investment did not represent 5% or more of the Plan's assets during the period presented.

During the years ended December 31, 2014 and 2013, the Plan's investments, including investments bought, sold and held, (depreciated)  appreciated in value as follows:

2014	2013

Company common stock fund	$(63,273)	$171,149
Pooled se parate accounts	(248,810)	535,269

Total	$(312,083)	$706,418

6.	Fair Value Measurements

The Plan adopted the guidance on fair value measurements. The guidance establishes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2014 and 2013

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2014 and 2013.

The fair value of the common stock fund is valued at the closing price reported on the active market on which the individual securities are traded adjusted to unitized value to reflect the cash component within the fund.

Pooled separate accounts are valued based upon the units of such pooled separate accounts held by the Plan at year end multiplied by the respective unit value. The unit value of the pooled separate accounts is based upon significant observable inputs, although not based upon quoted market prices in an active market. The underlying investments of the pooled separate accounts consist solely of mutual funds, each of which follows a separate investment strategy as described in the following paragraphs:

Large Cap pooled separate accounts seek growth of capital and invest primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital.

Mid Cap pooled separate accounts seek capital appreciation primarily in stocks of leveraged companies.

Small Cap pooled separate accounts invest primarily in companies with market capitalization under $3.5 billion at the time of purchase and have potential for capital appreciation.

Money Market pooled separate account invests in high quality, short term money market instruments which are issued and payable in U.S dollars.

Balanced pooled separate accounts seek to provide an aggregate total return of the market index composed of small, medium, or large sized U.S. Companies.

Bond pooled separate accounts seek to provide consistent income through investments in debt securities offered by U.S. corporations and government agencies.

Specialty pooled separate accounts seek growth of capital appreciation and invest primarily in stock of companies in specific industries such as utilities, mining and technology.

International pooled separate accounts invest primarily in equities of foreign companies with developing markets.

Due to the nature of the pooled separate accounts listed above, there are no unfunded commitments or redemption restrictions.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2014 and 2013

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2013 and 2012:

Assets at Fair Value as of December 31, 2014
Level 1	Level 2	Level 3	Total

Pooled separate accounts:
Large Cap	$-	$2,027,912	$-	$2,027,912
Mid Cap	-	349,996	-	349,996
Small Cap	-	108,598	-	108,598
Money Market	-	266,161	-	266,161
Balanced	-	1,430,443	-	1,430,443
Bond	-	414,976	-	414,976
Specialty	-	79,040	-	79,040
International	-	108,444	-	108,444
Company common stock fund	-	674,904	-	674,904

Total	$-	$5,460,474	$-	$5,460,474

Assets at Fair Value as of December 31, 2013

Pooled separate accounts:
Large Cap	$-	$2,146,100	$-	$2,146,100
Mid Cap	-	455,204	-	455,204
Small Cap	-	109,135	-	109,135
Money Market	-	236,370	-	236,370
Balanced	-	1,251,573	-	1,251,573
Bond	-	321,196	-	321,196
Specialty	-	85,125	-	85,125
International	-	77,760	-	77,760
Company common stock fund	-	592,060	-	592,060

Total	$-	$5,274,523	$-	$5,274,523

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2014 and 2013

7.	Risk and Uncertainties

The Plan offers investment options in various investment securities, including the Company common stock fund and pooled separate accounts which are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

8.	Income Tax Status of the Plan

The Internal Revenue Service has issued a favorable determination letter dated March 31, 2008, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

The Plan is subject to examination by taxing authorities, however, there are currently no examinations for any periods in progress. The Plan Administrator believes it is no longer subject to examination for years prior to 2011.

BCB Community Bank 401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 22-3760320 Plan Number: 001
December 31, 2014

				Current
(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Value (e)

*	The Hartford	The Hartford Capital Appreciation Inv Opt R3	N/A	$ 653,400

*	BCB Bancorp, Inc.	BCB Bancorp, Inc. common stock	N/A	674,904

*	The Hartford	Janus Forty Inv Opt R	N/A	521,928

*	The Hartford	Nuveen Mid Cap Growth Opps Inv Opt R3	N/A	273,659

*	The Hartford	Janus Balanced Inv Opt R	N/A	263,174

*	The Hartford	Massachusetts Investors Trust Inv Opt R2	N/A	262,547

*	The Hartford	JP Morgan Prime Money Markey Fund	N/A	266,161

*	The Hartford	American Century Equity Income Inv Opt R	N/A	194,581

*	The Hartford	Franklin Income R	N/A	12,036

*	The Hartford	Blackrock Equity	N/A	24,114

*	The Hartford	Franklin Growth Inv Opt R	N/A	219,375

*	The Hartford	Pimco Real Retu111 Inv Opt R	N/A	134,133

*	The Hartford	Franklin Templeton Moderate Allocation Inv Opt	N/A	185,375

*	The Hartford	MFS total Return Inv Opt R	N/A	98,175

*	The Hartford	Franklin Small Cap Value Inv apr	N/A	108,598

*	The Hartford	Franklin High Income	N/A	1,267

*	The Hartford	The Hartford Total Return Bond Inv Opt R3	N/A	110,729

*	The Hartford	Fidelity Advisors Leveraged Company Stock Inv Opt	N/A	70,899

*	The Hartford	TIle Hartford Dividend and Growth Inv Opt	N/A	91,224

*	The Hartford	Templeton Global Bond Inv Opt	N/A	74,743

*	The Hartford	Ivy Asset Strategy Inv Opt	N/A	63,012

*	The Hartford	MM RetireSMART 2020	N/A	288,673

*	The Hartford	Franklin Templeton Conservative Allocation Inv Opt	N/A	65,326

*	The Hartford	MM RetireSMART 2025	N/A	70,978

*	The Hartford	MM RetireSMART 2030	N/A	210,407

*	The Hartford	MM RetireSMART 2035	N/A	64,657

*	The Hartford	MM RetireSMART 2040	N/A	108,629

*	The Hartford	Thornburg International Value Inv Opt	N/A	50,962

*	The Hartford	Pimco Total Return Inv Opt	N/A	47,409

*	The Hartford	Mutual Global Discovery Inv Opt	N/A	44,633

*	The Hartford	American Funds The Growth Fund of America Inv Opt	N/A	35,218

*	The Hartford	MFS Utilities Inv Opt	N/A	41,018

*	The Hartford	Ivy Science and Technology Inv Opt	N/A	28,989

*	The Hartford	MFS Government Securities Inv Opt	N/A	24,123

*	The Hartford	Goldman Sachs High Yield Inv Opt	N/A	22,572

*	The Hartford	Allianz NFJ Dividend Value Inv Opt	N/A	25,526

*	The Hartford	Oppenheimer Developing Markets Inv Opt	N/A	12,848

*	The Hartford	Oppenheimer Gold and Special Minerals Inv Opt	N/A	9,034

*	The Hartford	Nuveen Mid Cap Index In Opt	N/A	5,438

*	Participant Loans	Participant loans 3.25% to 8.00%		277,451

		Total investments		$ 5,737,925

*	A party-in-interest as defined by ERISA.
N/A	Participant directed not required

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BCB Community Bank 401(k) Plan
Date: July 10, 2015	By:	/s/ Thomas P. Keating
Name: Thomas P. Keating
Title: Chief Financial Officer